Phone:	(561)417-8100
Fax:	(561)417-8195
Email:	distefano@BlankRome.com

November 16, 2007

VIA EDGAR TRANSMISSION

Anita Karu, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:

PC Universe, Inc.
Registration Statement on Form 10
Filed September 11, 2007
File 0-52804

Dear Ms. Karu:

On behalf of our client, PC Universe, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated October 11, 2007 (the “Comment Letter”).  The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

General

1.

Please be advised that your registration statement will automatically become effective sixty days after filing.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments.  If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

The Company notes the Staff’s comment and has advised us that at this time it intends to begin filing its periodic reports following effectiveness of the registration statement on November 11, 2007.

2.

Please provide the information required by Item 305 of Regulation S-K.  Refer to Item 2 of Form 10.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

As requested by the Staff, the Company has provided the disclosure required by Item 305 following the Company’s MD&A discussion.

Special Note Regarding Forward-Looking Statements, page ii

3.

Please be aware that the statutory safe harbor provision for forward-looking statements does not apply to forward-looking statements made with respect to the business or operations of a penny stock issuer.  See Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.  As it appears you are a penny stock issuer, please revise to eliminate any reference to the Private Securities Litigation Reform Act of 1995.

The Company notes the Staff’s comment.  The Company has reviewed Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and advises the Staff that based on the rule which provides in part,  “the term "penny stock" shall mean any equity security other than a security:. . .whose issuer has. . . average revenue of at least $6,000,000 for the last three years” the Company is not by definition a penny stock issuer as its revenues have equaled $29.9 million, $25.2 million and $26.5 million for the three fiscal years ended December 31, 2004, 2005 and 2006, respectively.  Therefore, the Company does not believe that a revision of the forward-looking statement safe harbor is required.

Item 1. Description of Business, page 1

History of the Business, page 1

4.

Please eliminate language here and throughout your document that is “puffing” or self-serving, such as “cost-effectively” improving, “quality” personnel and “exclusive” TechPoints.

As requested, the Company has removed the referenced language in “History of the Business” on page 1 as well as certain other words in other sections of the document that the Company believes is covered by Comment 4.

5.

Please explain the significance of being named one of the Top 500 Internet Retailers by Internet Retailer magazine.  Also explain the “Retail Standard of Excellence” award.  Please provide us with supporting materials.

As requested, we have enclosed the supporting materials related to the “Top 500 Internet Retailer” and the “Retail Standard of Excellence” awards. We have removed the references to these awards on page 1 and in other parts of the document as the information is not required disclosure.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

6.

In the second paragraph you state that Poker TV with whom you merged in June 2006 was a shell corporation with no assets, liabilities or material operations.  An article on the internet entitled “Poker TV Network, Inc. Officially Merges with PC Universe, Inc.” states that Poker TV Network, Inc. executives hoped the services provided by PC Universe will “boost their programming.”  Please fully describe Poker TV’s activities before and after the reverse merger, including its various corporate reorganizations.

The Company has advised us that to its knowledge the company Poker TV Network, Inc. (“Poker TV”) with which it merged had no assets or liabilities prior to the merger.  We have been advised by the Company that prior to the merger in June 2006, management of Poker TV had planned to create a broadband, Internet based TV network dedicated to providing information, news, trends, updates, non-fiction entertainment, and educational programming related to the game of poker. However, it is the Company’s understanding that no such operations were ever commenced. The Company has advised us that it conducted an Internet search and has been unable to find the article referred to with respect to the reorganization of the companies and that the article was not authorized by Company’s management. The Company has also advised us that it is not now, and never was the intention of the Company’s current management to engage in any poker related business activities subsequent to the merger.

7.

Indicate the business reason(s) for the merger and whether it was an arms-length transaction.

As requested, the Company has revised the filing to address the Staff’s comment. The Company has represented to us that it believed that its capital raising efforts and access to private equity markets would be facilitated by merging with a public company whose securities were currently quoted on an electronic inter-dealer quotation service so that private investors could have additional assurance of a market and potential liquidity in the common stock of the Company in the future.  The Company has further represented to us that the merger transaction was arrived at pursuant to normal competitive negotiation and that the Company and Poker TV acted independently of each other and had no relationship to each other nor interlocking board members, officers or other conflicts of interest.

8.

We note that Poker TV filed a Form 15 on June 13, 2006 following a delinquency letter dated March 16, 2006.  However, it does not appear that Poker TV has filed its required reports under Section 13(a) of the Securities Exchange Act of 1934.  Please advise.  Also, please disclose on page 5 under Available Information that Poker TV is delinquent in its reporting obligations.

As requested, the Company has revised the filing in response to the Staff’s comment.  The Company has advised us that Poker TV had not informed it, nor was it otherwise aware of the existence of the Staff’s delinquency letter dated March 16, 2006 at the time of the merger

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

transaction.  However, prior to the merger the Company was made aware that Poker TV (formerly known as Coyote Sports, Inc.) had not filed its SEC reports following the filing of its bankruptcy in 1999.  Prior to the merger, the Company was advised by management of Poker TV that it had fewer stockholders than would require it to file reports under Section 12 of the Exchange Act. Additionally, the Company was informed by Poker TV that it had filed its Form 15 deregistration which terminated its registration obligations. The Form 15 was filed on June 12, 2006, and the merger was consummated on June 29, 2006 pursuant to the filing of the PC Universe, Inc. Articles of Merger with the Florida Secretary of State. Therefore, the Company believed that Poker TV had terminated its reporting obligations and that there were be no further reporting obligations going forward. Additionally, current management of the Company believed that under the circumstances there would be no requirements to file periodic reports retroactively. A review of stockholder records, dated May 11, 2006, from the Company’s current transfer agent reveals that as of that date, the Company had 12 stockholders of record. The Company has investigated its records and inquired of its transfer agent as to whether any additional records may be gathered and the transfer agent has indicated that it is unable to retroactively obtain a more detailed NOBO list dated prior to the merger. The Company has also referred to a NOBO list dated as of July 25, 2006 which indicates that subsequent to the merger the Company had 231 shareholders of record.

Based upon the State of Nevada corporate records, Poker TV (formerly known as Coyote Sports, Inc.) was formed in Nevada on October 24, 1994.  A bankruptcy action In Re: Coyote Sports, Inc., Case No. 99-22185, was filed in the United States Bankruptcy Court for the District of Colorado on September 28, 1999.  A Certificate of Amendment was filed with the State of Nevada on May 26, 2005 providing for a name change from Coyote Sports, Inc. to Techsecure Partners, Inc.  On July 29, 2005, the Company, newly-named Techsecure Partners, Inc., filed Articles of Merger with another Nevada entity, The Poker TV Network, Inc.  The bankruptcy action was discharged on April 3, 2006.  PC Universe, Inc., a Florida corporation, completed its merger with Poker TV on June 29, 2006 when it merged out of the state of Florida by filing its Articles of Merger. Because Poker TV did not have any operations, assets or liabilities as represented in the merger agreement representations and warranties provided by Poker TV, coupled with the discharge of the 1999 bankruptcy case of Coyote Sports, Inc. the Company has indicated to us that it believed it was purchasing a post-bankruptcy “shell” company free of liabilities.

As requested, the Company has disclosed on page 5 under Available Information that Poker TV is delinquent in its reporting obligations.

Industry Background, page 1

9.

You state that you operate as a value-added reseller and direct marketer within the information technology market.  Please explain “value-added reseller” in terms understandable to a lay investor.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

As requested, we have revised the disclosure in “Industry Background” to provide an understandable definition of the term “value-added reseller.” To clarify, a value added reseller is a party who purchases name-brand products and adds support, service, or know-how, reselling it as an integrated product or a complete package. The value may come from professional services such as integrated, customizing, consulting, training and implementation. The value can also be added by developing a specific application for the product designed for the customer’s needs which is then resold as a new package.

10.

You also state you offer technology products as well as professional technology services.  Where appropriate in your Description of Business, please describe in reasonable detail your technology products and services.  You should not assume that an investor will be familiar with the information technology market or IT jargon.

As requested, the Company has revised disclosure in the “Description of Business” to provide in understandable layman terms, a less technical description of technology products and services.

11.

Please provide us with support, appropriately marked and dated, for the key trends you list in the bullet points on page 2.  Clearly explain why you believe each trend represents an opportunity for your business.

As requested, the Company is providing as a supplemental response at Appendix I the support requested by the Staff.

Key Target Markets, page 2

12.

Please provide us with support, appropriately marked and dated, for the census information and IDC Research estimates you discuss.

As requested, the Company is providing as a supplemental response at Appendix II the support requested by the Staff.

13.

Indicate whether your market is focused on the south Florida area or some other area of the country, and discuss any risks associated with concentrating on a specific geographic market.

The Company has advised us that the majority of its sales presently occur within the south Florida geographic region.  Due to the geographic concentration of the Company’s sales in the south Florida region, it is possible that Company’s results of operations and financial condition may be subject to fluctuations in regional economic conditions, and may be effected by tightened controls on lending resulting from the real estate crisis that may affect the Company’s customers’ spending habits. The Company’s concentration of sales in this area heightens the

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

Company’s exposure to adverse developments related to competition, as well as economic and demographic changes in this region. The foregoing risks have been added to the “Risk Factors” section of the Amendment No. 1 to the Form 10 (“Form 10”).

14.

Discuss the effect the current housing crisis, economic conditions and potential recession has and may have on the growth of the small and medium business market on which you depend.

The Company notes the Staff’s comment.  The Company has advised us that it has not at this time experienced material fluctuations or stagnation of growth in its business sales to the small and medium business market.  Although it is difficult to predict the long term effects of a recession, the Company believes that it currently has less than 0.3% of market share and while a recession may hurt the overall industry, the Company believes it is unlikely that it will be materially effected based upon its currently slim market share if the Company continues to hire quality sales representatives and invests in the business.

15.

State that you believe you have an extensive product selection and attractive product pricing.  Please provide us with support for your belief.

The Company has revised the disclosure, as requested.  The Company believes it has an extensive product offering.  Zones, Inc., the Company’s competitor with $577,000,000 in net sales, offers 150,000 products.  The Company offers over 250,000 products with much smaller revenue. The Company has attached as Appendix III supplemental support for its belief.

16.

Please provide us with support, appropriately marked and dated, for your belief that technology spending is increasing in the areas you describe in the third paragraph.  Also provide us with support for your belief that no single competitor is effectively satisfying all the technology needs of the SMB customer.

The Company has attached as Appendix IV supplemental support for its belief that technology spending remaining stable.  The Company believes technology spending is remaining stable in areas that it is well prepared to serve. These areas include: hardware, software, storage, backup & disaster recovery, security, managed network and telecommunications, and mobility. The Company has removed from the Form 10 the statement that it believes that no single competitor is effectively satisfying all the technology needs of the SMB customer.

Business Strategy, page 2

17.

You state that your business strategy is to become a primary source for IT solutions for growing businesses.  Indicate that economic conditions dictate whether businesses will be growing.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

As requested, the Company has revised the disclosure on page 2.

18.

You also state you intend to build the PC Universe brand into a well known and trusted source for hardware, software, technical services and IT outsourcing.  Indicate that you face intense competition in this regard.

As requested, the Company has revised the disclosure on page 2.

19.

Please eliminate the following statements as they are self-serving:

•

“We believe our culture and operational effectiveness will ensure the highest levels of customer satisfaction.”

•

“We believe we hold a unique position in the technology industry as a national “Online Value Added Reseller (“VAR”).”

•

“Our strategy couples our e-commerce expertise with out IT experience as a VAR to be a total solutions provider delivering both IT products and professional technology services to businesses and consumers.”

As requested, the Company has deleted the statements set forth in the Staff’s comment 19.

20.

Please explain the statement that you are leveraging your e-commerce platform to grow both the SMB and consumer customer segments.

The Company has removed the statement from the “Business Strategy” section.

Growth Strategy, page 2

21.

You state that you plan to grow organically and externally through the pursuit of strategic acquisition opportunities.  Indicate whether you are presently contemplating or negotiating any acquisitions and, if so, please describe.

As requested, the Company has revised the filing in response to the Staff’s comment. The Company has advised us that no acquisitions are under consideration at this time.

22.

Please describe the increased growth you are experiencing from new online marketing channels and your new internal SMB sales team.  Indicate how many additional corporate and SMB sales account managers you have recruited.

As requested, the Company has revised the filing in response to the Staff’s comment. The Company has advised us that currently it is experiencing significant growth in online sales of

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

112% and SMB sales of 19% for the six months ended June 30, 2007. The Company anticipates having the following total count of sales managers at the end of each quarter:

Q4 07 - 6

Q1 08 - 8

Q2 08 - 10

Q3 08 - 12

Q4 08 - 15

23.

Please revise the discussion of the key elements of your growth strategy so as to eliminate industry jargon and make it understandable to the average investor.  Explain, for example, your “Online VAR” model/strategy, “de-fragment technology buying habits,” “corporate extranet,” “active sourcing logic,” etc.

As requested, the Company has revised the discussion of the key elements of its growth strategy.

24.

Please revise your growth strategies to provide a timeline for achieving each of them, indicate the cost involved and state with specificity how you plan to execute them.

As requested, the Company has revised its growth strategies discussion.

Sales and Marketing, page 3

25.

You indicate you sell and market to large businesses, SMBs, the government, educational institutions, military personnel and the general public.  Indicate the approximate percentage of your sales to each of these entities.

As requested, the Company has revised the filing in response to the Staff’s comment. Set forth below is a table which provides the requested data pertaining to the Company’s percentages of sales during 2006 and through June 30, 2007.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

Year	Customer Type	Invoiced Revenue
2006	Unclassified	$16,638,314.74
2006	Person	$7,839,704.73
2006	Small/Medium Business	$415,016.49
2006	Small Office/Home Office	$345,091.07
2006	Government	$48,937.46
2006	Large Business (1,000+)	$43,003.44
2006	Education	$37,458.49
2007	Unclassified	$13,469,146.84
2007	Person	$2,393,732.56
2007	Small/Medium Business	$646,896.80
2007	Small Office/Home Office	$397,997.56
2007	Government	$105,996.87
2007	Education	$61,565.69
2007	Large Business (1,000+)	$52,873.79

Percent of Revenue	Through June 30, 2007	2006

Unclassified	76.8%	62.4%
Person	13.6%	29.4%
SMB	3.7%	1.6%
Small Office/Home Office	2.3%	1.3%
Government	0.6%	0.2%
Large Business (1,000+)	0.4%	0.2%
Education	0.3%	0.1%
Other	2.4%	4.8%
Total	100.0%	100.0%

26.

Explain “targeted lead generation programs.”

The Company has revised the text in “Sales and Marketing” to better explain how its targeted lead generation programs work.  The Company expects an increased response to its marketing leads by providing more relevant offers to each market segment. For example, consumers have unique technology needs that are different from a business customer's technology needs.

27.

Describe in further detail how your marketing activities are funded.  Explain the “other requirements” you refer to and whether you favor the sales of products from certain manufacturers.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

As requested, the Company has expanded its discussion to include how its marketing activities are funded.  The Company has advised us that its marketing activities are primarily funded by vendor and distributor market development funds (MDF) programs, co-op advertising programs and or other vendor funded programs. The amount of MDF available is determined by each vendor/distributor based on a percentage of sales (e.g., accruals, special incentives, rebates) or based on the vendor's discretionary commitment to PC Universe. The Company does not favor products from certain manufacturers.

E-Commerce, page 4

28.

The advantages you describe use a significant amount of computer jargon.  Please explain in less technical terms.  State whether your competitors offer similar advantages.

As requested, the Company has revised its description of its e-commerce business and provided information regarding its competitors’ offering of similar e-commerce services.

29.

Please explain whether a web user can play poker or other games from your websites.  If so, please discuss the extent to which your websites are utilized in this regard.

The Company has advised us that its web sites do not currently and have never offered poker or other gaming services to web users.

30.

We note from the internet that you have described activities such as disaster planning and recovery and voice over IP that you do not describe in your document.  Please advise or revise.

The Company’s sales related to disaster planning and recovery service and voice over IP are not currently a significant component of revenues.  The Company has one voice over IP customer currently, resulting in an isolated sale of $90,000.  The Company believes that disclosure of these services in the filing are not material to an investor since the services have not yet generated significant sales. The Company has added disclosure in the Form 10 that the services are offered but have not been and are not expected to be a material part of the Company’s business.

31.

Please provide support for your statement that you have established vendor and distributor relations, efficient operations, and advanced sourcing technology.  Absent such support, please delete.

As requested, the Company has removed the referenced disclosures.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

Employees, page 5

32.

Indicate the various capacities in which your employees are employed and how many serve in each capacity.  For example, how many are involved in distribution of your products, sales, technical support, etc.

Set forth below is a table indicating the capacities in which the Company’s employees are employed and how many serve in each capacity. The Company has revised its disclosure to provide the current number of employees in each group as of the latest practicable date.

Q1-06

Q2-06

Q3-06

Q4-06

Q1-07

Q2-07

Sales Employees

12

10

11

10

16

16

Service Employees

  9

  9

  8

10

10

10

G&A Employees

10

11

  9

14

14

15

Total Number of Employees

31

30

28

34

40

41

Item 1A. Risk Factors, page 6

33.

Please revise the headnote to state you are setting forth the material risks the company faces.

As requested, the Company has revised the headnote to the “Risk Factors” section.

34.

Many of your risk factor captions merely state facts and do not concisely describe the risks.  For example:

•

We are exposed to inventory risks.

•

We are dependent on manufacturers and distributors.

•

We may experience a reduction in the incentive programs offered by vendors.

•

We face and will continue to face significant price competition.

•

We rely on the continued development of electronic commerce and internet infrastructure development.

•

Our business may be harmed by fraudulent activities on our websites.

Please generally review your risk factor captions to ensure they clearly describe the discrete material risks to you or your investors.

As requested, the Company has revised the risk factor captions.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

Selected Financial and Other Data, page 15

35.

We note that statement of operations data for 2005 and 2004 differs from the audited financial statements included in the filing.  We also note that the recapitalization disclosed in Note 1 to the audited financial statements has not been retroactively reflected in the common stock and additional paid-in capital line items in balance sheet data on page 16.  Refer to the comments on your audited financial statements below and revise as appropriate.

As requested, the Company has revised the selected financial data.

36.

It appears that dividends are not presented in thousands on a basis consistent with other selected financial data presented.  Please revise or advise.

As requested, the Company has revised its presentation of dividends in thousands.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Overview, page 17

37.

Please expand this section to include in reasonable detail the economic or industry-wide factors relevant to your company and provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused for both the short and long term as well as the actions you are taking to address those opportunities, challenges and risks.  For example, discuss your recent history of operating losses and provide a balanced executive-level discussion of your business and growth strategies disclosed on page 2.  See Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, available on our web site at http:www.sec.gov/rules/interp/33-8350.htm.

As requested, the Company has expanded the overview section of the MD&A to include the additional disclosures requested by the Staff in Comment 37.

Critical Accounting Policies, page 17

38.

Please revise to provide an analysis of the uncertainties involved in applying your critical accounting policies or the variability that is reasonably likely to result from their application.  Also provide quantitative information when quantitative information is reasonably available and that will provide material information for investors.  Refer to SEC Release No. 33-8350.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

As requested, the Company has revised its critical accounting policies disclosure on pages 18 and 19.

Results of Operations, page 19

39.

Please revise your discussions of net sales and services to disclose the extent to which increases in net sales and services attributable to increases in prices or to increases in volume or amount of goods and services being sold or to the introduction of new products or services.  Refer to paragraph (a)(3)(iii) of Item 303 of Regulation S-K.

As requested, the Company has revised its discussion of net sales and services to provide in the appropriate periods that increases in sales have been due to increases in the volume of goods being sold.

40.

Reference is made to your disclosure on page 7 regarding the decrease in the level of co-op advertising support available from certain manufacturers in the past year.  Please include a discussion of the impact of changes in co-op advertising support on your operating results for each of the periods presented.

The Company notes the Staff’s comment.  The Company has received co-op funds of $208,857 in 2004, $91,205 in 2005, $60,254 in 2006 and $147,238 in the first six months of 2007.  The Company does not believe the impact of the changes in co-op advertising support on our operating results are significant nor would be material to an investor.

41.

Please disclose the reasons for changes in the income tax provision and effective tax rate in your discussion of the income tax provision for each period presented.

As requested, the Company has revised its disclosure in its discussion of the income tax provision.

Liquidity and Capital Resources, page 21

42.

Please revise to provide a more informative discussion of liquidity, capital resources and cash flows that addresses to the extent material the following:

•

historical information regarding internal and external sources of liquidity;

•

known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on income or result in your liquidity decreasing or increasing in any material way;

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

•

information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance;

•

an evaluation of the amounts and certainty of cash flows; and

•

the existence and timing of commitments for capital expenditures.

Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

As requested, the Company has provided additional detail in its discussion of liquidity, capital resources and cash flows.

Cash Flows, page 22

43.

Please revise to include a discussion of cash flows from operating, investing and financing activities for each of the years and interim periods covered by your financial statements.  This expanded discussion should focus on primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.  For example, you should identify increases or decreases in each working capital component that had the effect of materially increasing or decreasing your operating cash flows in a period and discuss the operational reasons for the changes.  Also, you should discuss your historical financing arrangements, including equity offerings, in each period and their importance to cash flows.  Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

As requested, the Company has revised its discussion of cash flows for each of the years and interim periods covered by its financial statements.

Contractual Obligations, page 22

44.

Please include long-term debt and related interest payment obligations in the table of contractual obligations.  Refer to paragraph (a)(5) of Item 303 of Regulation S-K.

As requested, the Company has revised the table of contractual obligations to include long-term debt and related interest payment obligations.

Management, page 24

45.

Please revise the biographies to remove information not required by Item 401 of Regulation S-K or that is “puffing” in nature, such as:

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

•

“Mr. Stern was instrumental in assisting in Innovation’s growth from $2 million to over $80 million in annual revenues in just four years.”

•

“Mr. Stern has extensive experience in channel sales and marketing.”

•

“While at Mathsoft, [Mr. Labinski] established the infrastructure of the finance department that created the financial model that enabled Mathsoft to grow and ultimately provide investors an excellent return multiple.”

•

Ms. Kania...was responsible for achieving profitable growth of e-commerce and direct marketing/catalog operations.”

As requested, the Company has deleted the sentences and phrases from the biographies set forth in the Staff’s comment 45.

Item 6. Executive Compensation, page 25

46.

You state that the board of directors constructs compensation packages that are akin to those of executive officers with similar positions in comparable companies and that it seeks to provide compensation packages that are competitive within your markets and the financial services industry.  This appears inconsistent with the statement that it does not establish peer groups and does not set compensation levels based on any predetermined benchmarks for total compensation or any individual element of compensation.  Please reconcile these statements.  See Item 402(b)(2)(xiv) of Regulation S-K.  Also, it is unclear why you review compensation packages that are competitive within the financial services industry when you operate in the computer industry.  Please disclose the reasons for reviewing compensation packages for the financial services industry, and analyze how this affects your decisions to increase or decrease compensation amounts.

The Company has revised the disclosure accordingly to remove references to the financial services industry and regarding its use of peer groups to set compensation.

47.

Please expand your disclosure to analyze fully the factors set forth in Item 402(b)(1) of Regulation S-K.  Please clarify how you established the salary levels included in the employment agreements.

As requested, the Company has revised its disclosure to fully analyze the factors set forth in Item 402(b)(1) of Regulation S-K.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

48.

To the extent bonuses will be tied to the company’s performance over a specified period, you should include such amounts in non-equity incentive compensation.  See Item 402(a)(6)(iii) and 402(c)(2)(vii) of Regulation S-K.

The Company notes the Staff’s comment. Although bonuses are tied to the Company’s performance over a specified period, the Company’s bonuses are discretionary and subject to the approval of the full board of directors.  The Company has added a column to the summary compensation table for non-equity incentive compensation.  However, no bonuses were paid during 2006 and thus there is no additional detail required to be provided in the non-equity incentive compensation disclosure at this time.  In the future, the Company will provide any bonus amounts tied to Company performance in the non-equity incentive compensation disclosure.

49.

Please explain how base salaries are set initially upon hire based predominantly on market data and are adjusted based on market trends, your overall performance and individual contributions to your performance.

The Company has revised its disclosure to explain how base salaries are set initially pursuant to research and analysis prepared by the Salary.com compensation service.

50.

Please advise us of your general financial goals relating to various performance metrics.  It appears that you should disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

The Company has revised its disclosure accordingly.

2006 Summary Compensation Table, page 26

51.

Please disclose the nature of the amount under all other compensation as it relates to Ms. Kania.  It is unclear whether the amount relates to consulting fees or some other form of compensation.

As requested, the Company has revised the footnote disclosure with respect to Ms. Kania’s compensation.  Ms. Kania received $32,000 in consulting fees as an independent contractor during the fiscal year ended December 31, 2006.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 29

52.

Please provide the disclosure required by Item 404(b) of Regulation S-K regarding your policies for the review, approval or ratification of transactions with related persons.

The Company does not have any formal written policy related to approval of transactions with related persons and has revised its disclosure to so state that it does not have a formal policy.

53.

State whether the terms of the related party transactions are comparable to terms with unrelated third parties.

The Company has advised us that it believes that the terms of its related party transactions were as favorable to the Company as transactions that do not involve unrelated parties.  The loan financing transaction with S-K Partners pursuant to which a family member of the Company’s Co-Chief Executive Officer provided a loan to the Company involved only one related party in the investor group and was the product of normal competitive conditions and negotiation process.

Item 10. Recent Sales of Unregistered Securities, page 31

54.

Please show us how to reconcile the 2006 transactions to the statement of stockholders’ equity on page F-5.

The Company has revised the section “Recent Sales of Unregistered Securities” to include the 2,146,334 shares issued for a broker’s fee which shares are also included on page F-5 at the Statement of Stockholders’ Equity.  The Company’s issuances of shares of Common Stock which are included in “Recent Sales of Unregistered Securities” are also reflected on page F-5 in the following amounts: 106,250 shares in consideration for consulting services; and, 180,000 shares in consideration for $90,000.

55.

Please explain to us why the shares issued in the merger with PCU, including shares issued as broker/finders fees, are not set forth in the table of securities issued within the past three years which were not registered under the Securities Act.  Refer to Item 701 of Regulation S-K.

The Company has revised its disclosure in the table to include the shares issued in the merger with the Florida corporation, PC Universe, Inc., and the shares that were issued as broker/finder fees.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

Item 15. Financial Statements and Exhibits, page 35

56.

You state that confidential treatment of certain redacted portions of an agreement has been requested, but it is unclear from the exhibit index which agreement will be the subject of the confidential treatment request.  Please advise or revise.

The Company has clearly notated that Exhibit 10.10 included in the exhibit index is the subject of the confidential treatment request.

Annual Financial Statements

57.

We note that you did not file a Form 8-K with respect to the acquisition of PCU as required by Item 2.01 of Form 8-K.  We also note that you did not file the financial statements of PCU for the periods specified in Rule 3-05(b) of Regulation S-X or the pro forma financial information that would be required pursuant to Article 11 of Regulation S-X.  Please file a Form 8-K or tell us why you are not required to do so.  Refer to Items 2.01 and 9.10 of Form 8-K.

The Company notes the Staff’s comment. The Company respectfully advises that it does not believe the Form 8-K was a required report as the Form 15 deregistering Poker TV’s class of common stock and terminating requirements to file reports under the Exchange Act was filed with the Securities and Exchange Commission on June 12, 2006 prior to the merger filing in Florida.  The Florida entity, PC Universe, Inc., was not merged with and into Poker TV until June 29, 2006, following the time Poker TV’s reporting obligations were terminated.  The Company has attached supplementally as Appendix V the Florida Secretary of State merger filing evidence for the June 29, 2006 merger with Poker TV.

Report of Independent Registered Public Accountants, page F-2

58.

We note Schedule II on page F-14 filed in accordance with Rule 5-04 of Regulation S-X.  The report should refer to the supplemental schedule furnished pursuant to Rule 5-04 and Article 12 of Regulation S-X.  Alternatively, a separate report on the schedule may be included with the schedule.  Please revise accordingly.

As requested, the Report of Independent Registered Public Accountants on page F-2 has been revised to address the Staff’s comment.

Balance Sheet, page F-3

59.

Please disclose the balances of major classes of depreciable assets at each balance sheet date in accordance with paragraph 5.b. of APB 12.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

As requested, tabular disclosure presenting the balances of major classes of depreciable assets has been added on page F-8.

Statements of Operations, page F-4

60.

We note your disclosure on page 4 and elsewhere that you provide technical services.  Please tell us the amount of revenues from technical services for each year presented.  If revenues from services exceeds 10 percent of total revenues from net sales and services please state separately revenues, and related costs and expenses, from sales of tangible products and technical services on the face of the statement.  Refer to Rule 5-03(b) of Regulation S-X.  Please also revise the table of revenues as a percentage of net sales and services on page 19 and your discussions of net sales and services and gross profit in management’s discussion and analysis of results of operations on pages 19-21 as appropriate.

The Company notes the Staff’s comment.  Service revenue comprised of $453,346 in 2004, $683,170 in 2005, $578,555 in 2006 and $197,407 for the six months ended June 30, 2007.  This is below the 10% threshold for disclosing segment information and the Company believes it is not material and would not provide meaningful disclosure to investors.

61.

Please revise to include a subtotal of income (loss) before income tax expense and to present the provision for income taxes as a single line item.  Refer to paragraphs 10 and 11 of Rule 5-03 of Regulation S-X.  Please similarly revise the unaudited statement of operations on page F-16.

The Staff’s requested revisions have been made on pages F-4 and F-17.

Statement of Stockholders’ Equity, page F-5

62.

Please revise to give retroactive effect to the recapitalization disclosed in Note 1 and the reverse stock split disclosed in Note 6.  In that regard:

•

the number of shares of common stock outstanding as of the beginning of earliest period presented should represent the number of shares of common stock issued to the stockholders of PCU on a post-split basis and the common stock and additional paid-in capital balances of PCU should be reclassified accordingly; and

•

the number of shares of common stock retained by the stockholders of the shell corporation on a post-split basis should be reflected as an issuance of common shares on June 1, 2006 in return for the net assets of the shell corporation.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

Please also revise the capital accounts on the face of the balance sheet on page F-3 and the earnings per share data on the face of statements of operations on pages F-4 and F-16 accordingly.  Disclose the revisions as corrections of errors in accordance with paragraph 25 of SFAS 154 and label the restated financial information as “restated.”  If you believe revisions are not required, please advise in detail

The Company has revised the Statement of Stockholder’s Equity to reflect 1) the number of shares of common stock outstanding represents the number of shares of PCU on a post-split basis and that the common stock and additional paid-in-capital balance of PCU were reclassified and 2) the number of shares held by Poker TV on a post-split basis were reflected in 2006.

The Company believes that these adjustments were changed only for presentation purposes.  The Company does not believe the information should be classified as “restated”.  The original presentation was intended to show the reader the details of the reorganization and the pre-split.

63.

Please revise to present retained earnings as of the date your Sub-Chapter S election was terminated as additional paid in capital assuming a constructive dividend to owners followed by a contribution to capital to the corporation.  Refer to SAB Topic 4:B.

The Company notes the Staff’s comment.  The Company has advised that there were no undistributed earnings in 2006 before the termination of the Sub-Chapter S election.

64.

We note that you paid dividends in 2004.  Please tell us when the dividends were declared and how the dividends are reflected in the statement.

The Company has advised that the dividends were declared by the two sole stockholders of the Company in 2004.  The Statement of Stockholders Equity has been updated on page F-5 to accurately reflect these dividends.

Notes to Financial Statements, page F-7

65.

Please disclose revenues for each product and service or each group of similar products and services or tell us why such disclosure is impracticable.  Refer to paragraph 37 of SFAS 131.  If disclosure of information about products or services is impracticable please disclose that fact.

Please refer to the response provided to the Staff’s Comment 60.

Note 1 — Nature of Operations, page F-7

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

66.

Please disclose that the comparative historical financial statements presented are a continuation of the financial statements of PCU and that the capital structure of the consolidated company is now different from that appearing in the historical financial statements of PCU in earlier periods due to accounting for the merger as a recapitalization.

Please refer to the Company’s response provided to the Staff’s Comment 62.

67.

Please tell us the nature and extent of operations conducted by The Poker TV Network prior to the merger.  Please also provide us with a summary of the assets and liabilities of The Poker TV Network as of the merger date.  In addition, tell us the extent to which you plan to continue the operations of The Poker TV Network.

Please refer to the Company’s responses provided to the Staff’s Comment 8 and Comment 29. The Company has no plans currently and has never planned to commence operations relating to Poker TV’s business plan, the poker industry nor the gaming industry in general.

Note 2— Summary of Significant Accounting Policies, page F-7

68.

Reference is made to your disclosure on pages 1 and 18 in respect of your TechPoints customer loyalty program.  Please disclose your accounting policy for the customer loyalty program.  Also, explain to us how you allocate revenue to the awards earned under the program.

The Company has advised that it uses EITF 00-22, “Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future.”  During the periods ended December 31, 2005 and 2006, these amounts were not material and therefore not disclosed.  For the six months ended June 30, 2007, the Company has $60,000 in deferred revenue.  At the time of sale, the Company has debited sales revenue and credited deferred revenue.

69.

Reference is made to your disclosure on page 3 regarding the incentives and consideration received under your technical certifications and vendor sales authorizations.  Please disclose your accounting policies for consideration received from your suppliers, including income statement classifications.  In that regard, specifically disclose the types of consideration characterized as a reduction of costs of sales and the types of consideration characterized as a reduction of selling and advertising expenses and general and administrative expenses.  Refer to EITF 02-16.

The Company notes the Staff’s comment.  The Company has advised that it receives nothing more than a volume discount from the vendor and inventory is reduced at the time of

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

purchase.  Therefore any incentive that is due to these technical certifications is a component of cost of sales.

70.

Please disclose the types of costs classified as cost of sales and services, selling and advertising expenses and general and administrative expenses.  Refer to APB 22.

The Company notes the Staff’s comment.  Components of cost of sales and services include product costs, inbound and outbound shipping, revenue sharing fees and serviceperson salaries.  Components of selling and advertising expenses include marketing expenses, advertising expenses, salesperson and marketing salaries, commission expense, credit card fees and internet charges.  Components of general and administrative expenses include finance and operations salaries, executive compensation, bad debt expense, rent, professional fees, payroll taxes and benefits, utilities, depreciation expense and non income related taxes and fees.

Inventories, page F-7

71.

Please disclose the nature of the cost elements included in inventories.  Refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

The Company’s cost of inventory is what it pays for the product.  The Company relieves inventory using the first in, first out (FIFO) accounting method.

Advertising, page F-8

72.

Please disclose your accounting policy for consideration received under vendor and distributor marketing development programs, co-op advertising programs and other programs referred to on page 3.  If co-op advertising funds are included in revenues as indicated in the first paragraph of the overview on page 17, tell us your basis in GAAP for the classification.  Also, tell us whether total advertising expenses disclosed are net of reimbursements received from vendors and distributors.  If so, disclose the amounts of advertising reimbursements included in total advertising expenses.  If material, please include a discussion of the impact of marketing development programs, co-op advertising programs and other programs in management’s discussion and analysis of results of operations on pages 18-21.

The Company notes the Staff’s comment.  The Company has received co-op funds of $208,857 in 2004, $91,205 in 2005, $60,254 in 2006 and $147,238 in the first six months of 2007.  All co-op funds are recorded as revenue.  The Company does not have any other advertising expenses that are disclosed as net of reimbursements from vendors and distributors.  The Company does not believe that its co-op funds are material.

Revenue Recognition, page F-8

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

73.

Please disclose your revenue recognition policy regarding technical services.  Also, tell us whether your arrangements with customers contain multiple deliverables that represent separate units of accounting.  Please address the criteria in paragraph 9 and the considerations in paragraphs 11 – 16 of EITF 00-21 in your response to the extent necessary to justify your revenue recognition policy.

The Company’s service revenue comprised of $453,346 in 2004, $683,170 in 2005, $578,555 in 2006 and $197,407 for the six months ended June 30, 2007.  EITF 00-21 does not apply to the Company as its services are not a multiple element arrangement.

74.

We note from your disclosure on page 4 that you deliver products under drop-shipping arrangements with your distributors and vendors.  We also note the discussion of your revenue recognition policy in critical accounting policies on page 18 in regard to reporting revenue on a gross or net basis.  Please revise to address the criteria used to determine whether you recognize sales of tangible products on a gross or net basis.  Please also revise to disclose in detail how you recognize revenues under revenue sharing arrangements such as the arrangement with Amazon.com disclosed on page 1.

The Company notes the Staff’s comment. The Company recognizes revenue on a gross basis for drop-shipments from its distributors and vendors, in accordance with EITF 99-19.  In the Company’s case, it is the primary obligor, it has latitude in establishing prices, it takes on the inventory risk and has all the credit risk.  The Company also recognizes revenue on a gross basis pursuant to its revenue sharing arrangement with Amazon.com.  In connection with the Amazon agreement, the Company is the primary obligor, has latitude in establishing prices, takes on the inventory risk but does not have the credit risk.  The Company records its revenue sharing fees paid to Amazon as a cost of sales and services.

75.

Please provide us with a description of the third party service and extended warranty contracts under which you recognize revenue at the time of sale versus over the contract period.  Also, tell us the amount of revenues and gross profit from third party service and extended warranty contracts for each period presented.  If material, please disclose revenues from third party service and extended warranty contracts in the table on page 19 and include a discussion of the impact of revenues from third party service and extended warranty contracts on gross profit in Management’s Discussion and Analysis of Results of Operations on pages 18-21.

The Company offers extended service plans for repair or replacement.  Repair plans offer onsite service and are valid for products over $500.  Replacement plans are for items less than $500 and will provide full reimbursement of the product price if the item fails within the term of the plan.  Revenue for 2004 was $86,317, 2005 was $33,554, 2006 was 16,270 and the six months ended June 30, 2007 was $14,178.  Gross profit on warranty revenue is approximately 50%.  The Company does not consider its warranty revenue to be material.

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

Note 3 – Concentrations of Credit Risk, page F-10

76.

Please revise to disclose the amount of revenues from each customer that accounted for 10 percent or more of your revenues for each year presented.  Refer to paragraph 39 of SFAS 131.

The Company has provided the requested disclosure of revenues on page F-10.

Note 5 – Operating Lease Costs, page F-11

77.

Please disclose how you recognize rent expense and account for rent escalations and leasehold improvement incentives.

The Company recognizes rent expense evenly over the life of the lease.  The Company will be subject to some minor rent escalations during the remainder of its lease.  The Company’s lease reimbursed it for $20,000 of  approved leasehold improvements in 2006, and it recorded the refund as a reduction of rent expense in the period it was received.

Note 6 – Stockholders’ Equity, page F-11

78.

Please tell us how you accounted for the broker/finders fees associated with merger and the basis in GAAP for your accounting treatment.  In doing so, tell us how you valued the shares of common stock issued and the line item in your financial statements that includes the fees.

The Company issued the broker/finders fee shares in connection with the June 2006 merger.  The shares were issued to the broker by the Poker TV board of directors on June 1, 2006.  The merger was consummated on June 26, 2006 pursuant to PC Universe’s filing of its Articles of Merger with the Florida Secretary of State.  The accounting for the shares was a debit to additional paid in capital and a credit to common stock.  The shares were valued at par value, $0.001 per share. On May 31, 2006, the per share price of Poker TV for free trading unrestricted shares was $1.20.  There were 3,681,096 shares outstanding creating a market cap of $4,417,315. The Company’s assets and liabilities were zero.  On June 1, 2006, 6,438,000 shares were issued to the broker in connection as a finders fee for the merger with PC Universe.  This significantly diluted the existing shareholders creating fully diluted shares outstanding of 10,119,096.  The stock issued to the broker was restricted stock, and could not convert to free trading shares until June 1, 2008, and subject to Rule 144 in a highly illiquid market.  The Company applied a 95% discount due to the lack of marketability and dilution described above.

Note 9 – Subsequent Events, page F-13

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

79.

Please disclose the fair value of warrants issued in connection with the April 10, 2007 transaction and how fair value was determined.  Also, please explain to us how to reconcile your disclosure of restricted stock issued on April 5, 2007, April 10, 2007 and May 31, 2007 to the amounts reflected in the statement of stockholders’ equity on page F-17.  In addition, explain to us how you derived the amounts of each of the transactions reflected in the statement of stockholders’ equity on page F-17, and revise the statement as appropriate to clearly disclose each transaction.

The purchase price of the Company’s common stock in the private placement on April 10, 2007 was $0.75 per share. The Company has advised us that the transaction was an arms-length transaction as there were no related parties involved in the transaction.  This value was derived as being a 36% discount on the then current non-restricted sale price of $1.18.  The warrants were provided an exercise price at $0.75 per share to match the private placement arms-length transaction.  Additionally, the S-K Partners term loan accrued interest was converted to restricted common stock at $0.82 per share.  In May and June 2007, friends and family of the Company were allowed to purchase restricted common stock at $0.75 per share, which matched the price per share of the private placement.

To reconcile the restricted stock purchases on the statement of stockholders’ equity, the “stock issued for services” includes stock issued:

1) On April 5, 2007, when the Company entered into a consulting agreement. In consideration for this arrangement the Company issued 5,000 shares of restricted common stock at a per share price of $0.50 for a total payment of $2,500.

2) On April 10, 2007, the Company issued to Sierra Equity Group Ltd and its officers, for their commission with respect to the selling agreement, a total of 1,400,000 shares of common stock for a total payment of $327,500.

The section “Shares Issued for Accrued Interest” includes stock issued on June 13, 2007 in the amount of 51,196 shares of restricted common stock in exchange for payment of accrued interest on a debt at a per share price of $0.82 for a total conversion of $41,981.

The section “Sale of Stock” includes

1) the issuance of 3,333,334 shares of restricted common stock to an accredited investor at a per share price of approximately $0.75 for a total payment of $2,500,000 on April 10, 2007 pursuant to a subscription agreement; and

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

2) the issuance of 60,000 shares of restricted common stock to various individuals and related parties (not officers and employees) at a per share price of $0.75 for a total payment of $45,000 on May 31, 2007.

Interim Financial Statements

Notes to Financial Statements, page F-19

80.

Please disclose events subsequent to the end of the most recent fiscal year that had a material impact on your results of operations and financial position.  For example, disclose the private placements and repayment of the note payable disclosed in the first paragraph under “Liquidity and Capital Resources” on page 21 and the equity transactions disclosed in Note 9 to your audited financial statements.  The additional disclosure should include a discussion of the material terms of the transactions and include a description of the warrants issued to the selling agent.  Refer to Article 10 of Regulation S-X.

The Company notes the Staff’s comment and has added information to address this comment in Note 1 on page F-20 of its financial statements.

81.

Please disclose the impact, if any, that the adoption of FIN 48 had on your financial statements.

The Company adopted FIN 48 in accordance with standards established for years beginning after December 15, 2006. The Company believed that there would not be a material effect on the December 31, 2006 statements or statements going forward.

Management believes there is no liability upon adoption. Prior to the merger in June 2006 the Company was taxed a S-Corp and thereby any tax liability resulting from an examination by a taxing authority of pre merger activity would flow through to the previous shareholders and any resulting carryover is immaterial. The Company has made revisions to the financial statements providing that the adoption of FIN 48 was not material to the financial condition of the Company or its results of operations.

******************

Anita Karu, Esq.
Securities and Exchange Commission

November 16, 2007

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-417-8117.

Very truly yours,

/s/  REBECCA G. DISTEFANO

Rebecca G. DiStefano

cc:

Thomas M. Livia

Michael Labinski

Bruce Rosetto, Esq.

Ethan Seer, Esq.

Supplemental Information to Response Letter

Dated November 16, 2007, Responding to SEC Comment Letter Dated

October 11, 2007

[APPENDICES ATTACHED]

[PC UNIVERSE, INC.  LETTERHEAD]

November 15, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

PC Universe, Inc.
Registration Statement on Form 10

Filed September 11, 2007

File 0-52804

Dear Mr. Owings and Ms. Karu:

PC Universe, Inc. (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement on Form 10 and any related revised registration statements the Company files (collectively, the “Filings”), (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PC Universe, Inc.

By: /s/Gary Stern

Name: Gary Stern

Title: Co-Chief Executive Officer and Chairman

By: /s/ Thomas M. Livia

Name: Thomas M. Livia

Title: Co-Chief Executive Officer and President